UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 67551/August 1, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14946

In the Matter of   :

                                                :

ALTERNATIVE ENERGY SOURCES, INC.,   :

ARLINGTON HOSPITALITY, INC.,   :   ORDER MAKING FINDINGS AND

CONSOLIDATED OIL & GAS, INC.,   :   REVOKING REGISTRATIONS

CSMG TECHNOLOGIES, INC.,   :   BY DEFAULT

CYTOGENIX, INC.,   :

DAKOTAH, INCORPORATED, and   :

DELSITE, INC.   :

SUMMARY

This Order revokes the registrations of the registered securities of Alternative Energy Sources, Inc., Arlington Hospitality, Inc., Consolidated Oil & Gas, Inc., CSMG Technologies, Inc., CytoGenix, Inc., Dakotah, Incorporated, and DelSite, Inc. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on July 12, 2012, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by July 16, 2012.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f).

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[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Alternative Energy Sources, Inc. (AENS)[2] (CIK No. 1175867),[3] is a dissolved Missouri corporation located in Kansas City, Missouri, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AENS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $3,575,545 for the prior nine months. As of July 9, 2012, the common stock of AENS was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Arlington Hospitality, Inc. (HOSTQ) (CIK No. 778423), is a void Delaware corporation located in Arlington Heights, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). HOSTQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2005, which reported a net loss of $1,484,668 for the prior three months. On August 31, 2005, HOSTQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Illinois, which was closed on September 2, 2011. As of July 9, 2012, the common stock of HOSTQ was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Consolidated Oil & Gas, Inc. (CSLG) (CIK No. 1346736), is a Nevada corporation located in Humble, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CSLG is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[4] for the period ended September 30, 2007, which reported a net loss of $578,919 for the prior nine months. Previously, the Exchange Act Section 12(g) registration of each class of CSLG's securities was revoked pursuant to Exchange Act Section 12(j). Agra-Tech, Inc., Initial Decision Release No. 268 (A.L.J. Dec. 17, 2004), Finality Order, Securities Act Release No. 8527 (Jan. 28, 2005). On March 10, 2006, CSLG filed a Form 10-SB to re-register its common stock. As of July 9, 2012, the common stock of CSLG was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

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[2] The short form of each issuer's name is also its stock symbol.

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

CSMG Technologies, Inc. (CTGI) (CIK No. 1015002), is a Texas corporation located in Corpus Christi, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CTGI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $7,107,972 for the prior nine months. As of July 9, 2012, the common stock of CTGI was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CytoGenix, Inc. (CYGX) (CIK No. 1005302), is a defaulted Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CYGX is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of $203,193 for the prior three months. As of July 9, 2012, the common stock of CYGX was traded on the over-the-counter markets.

Dakotah, Incorporated (DKTH) (CIK No. 859944), is a South Dakota corporation located in Webster, South Dakota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DKTH is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1998, which reported a net loss of $7,141,907 for the prior nine months. As of July 9, 2012, the common stock of DKTH was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

DelSite, Inc. (DSIIQ) (CIK No. 718007), is a Texas corporation located in Irving, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DSIIQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $4,533,000 for the prior nine months. On April 2, 2009, DSIIQ filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of Texas, which was closed on March 12, 2012. As of July 9, 2012, the common stock of DSIIQ was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC

Docket 43379; <u>Nature's Sunshine Products, Inc.</u>, Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; <u>Impax Lab., Inc.</u>, Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; <u>America's Sports Voice, Inc.</u>, Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, <u>recon. denied</u>, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; <u>Eagletech Commc'ns, Inc.</u>, Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

<u>SEC v. Beisinger Indus. Corp.</u>, 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); <u>accord</u> <u>e-Smart Techs., Inc.</u>, Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." <u>e-Smart Techs., Inc.</u>, 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Alternative Energy Sources, Inc., is REVOKED;

the REGISTRATION of the registered securities of Arlington Hospitality, Inc., is REVOKED;

the REGISTRATION of the registered securities of Consolidated Oil & Gas, Inc., is REVOKED;

the REGISTRATION of the registered securities of CSMG Technologies, Inc., is REVOKED;

the REGISTRATION of the registered securities of CytoGenix, Inc., is REVOKED;

the REGISTRATION of the registered securities of Dakotah, Incorporated, is REVOKED; and

the REGISTRATION of the registered securities of and DelSite, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge